Points named to 2015 PROFIT
500 List of Canada’s Fastest-
Growing Companies, Again

PROFIT magazine unveils 27th annual list of Canada’s Fastest-Growing Companies

TORONTO, Sept. 17, 2015 — Points (TSX:PTS) (Nasdaq:PCOM), a global leader in loyalty currency management, announces it has ranked No. 265 on the 27th annual PROFIT 500, the definitive ranking of Canada’s Fastest-Growing Companies. Published in the October issue of Canadian Business and at PROFITguide.com, the PROFIT 500 ranks Canadian businesses by their five-year revenue growth.

Points made the 2015 PROFIT 500 list with five-year revenue growth of 220%, and this is the third year Points has made an appearance on the PROFIT 500 list. This distinction follows recent Points momentum, including its announcement of the Points Loyalty Wallet, which allows users to track, manage and access multiple loyalty rewards programs wherever they are.

“The PROFIT 500 represents the highest tier of entrepreneurialism in Canada,” says James Cowan, Editor-in-chief of PROFIT and Canadian Business. “They should be lauded for the positive economic contributions they’ve made to their communities—and the entire country. They are examples of what can be accomplished with innovation, discipline and determination."

“As a proudly Canadian company, we are thrilled to once again be named as one of Canada’s Fastest-Growing Companies,” said Christopher Barnard, president of Points. “This year marks the third year in a row that we've been recognized, an achievement that reflects the strength of our platform and dedication toward making the world’s loyalty currencies as accessible and convenient as possible. Today’s consumers are increasingly turning to digital channels to transact and manage their money, and loyalty programs are a fundamental part of this process. We believe that this consumer dynamic will be a major driver of our continued growth for the coming years.”

Points' Loyalty Commerce Platform is a world leading open e-commerce platform that offers transaction-level opportunities to power products and services that allow loyalty programs to drive increased revenue and member engagement. Along with powering a range of private label products for individual loyalty programs, the newly launched Points Loyalty Wallet connects digital wallets, apps and merchants to their users like never before. It seamlessly integrates Loyalty into everyday transactions, delivering personalized, relevant value to millions of consumers.

To learn more about Points, visit Points.com.

About PROFIT and PROFITguide.com

PROFIT is Canada’s preeminent media brand dedicated to the management issues and opportunities facing small and mid-sized businesses. For 33 years, Canadian entrepreneurs across a vast array of economic sectors have remained loyal to PROFIT because it’s a timely and reliable source of actionable information that helps them achieve business success and get the recognition they deserve for generating positive economic and social change. Visit PROFIT at PROFITguide.com.

About Canadian Business

Founded in 1928, Canadian Business is the longest-serving, best-selling and most-trusted business publication in the country. With a total print readership of more than 600,000, it is the country's premier media brand for executives and senior business leaders. It fuels the success of Canada's business elite with a focus on the things that matter most: leadership, innovation, business strategy and management tactics. We provide concrete examples of business achievement, thought-provoking analysis and compelling storytelling, all in an elegant package with bold graphics and great photography. Canadian Business—what leadership looks like.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 7th largest Canadian software company and the 30th largest Canadian technology company by the 2015 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

CONTACT:

Points Investor Relations
Addo Communication
Laura Bainbridge
laurab@addocommunications.com
310-829-5400

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474